4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES AGREEMENT WITH SECURED LENDER

WINNIPEG, Manitoba – (September 2, 2009) Medicure Inc. (“Medicure” or the “Company”) (TSX:MPH) today announced it has reached a further agreement with the lender under its secured debt financing agreement dated September 17, 2007 to defer required payments of approximately US$2.0M. The agreement will allow the Company to continue its dialogue with the lender regarding its payment obligations, and to explore restructuring and/or financing strategies. The deferral will be in effect until the earlier of November 30, 2009 and the date which is five (5) business days following the date on which Medicure receives written notice from the lender.

In the interim, management is also continuing work to improve overall financial performance and to further refine its commercial strategy for AGGRASTAT.

Medicure also reports today that it will be reporting its financial results for fiscal 2009 after business close today. The Company’s consolidated financial statements, accompanying notes, and Management Discussion and Analysis for the year-ended May 31, 2009 will be accessible on Medicure’s website at www.medicure.com and on SEDAR at www.sedar.com.

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The Company’s primary business activity is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States for acute coronary syndromes.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen, Ph.D.

President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com

Web: www.medicure.com